EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and financial statement schedule of OSI Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of pro forma stock compensation fair value disclosures) and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal controls over financial reporting because of material weaknesses), dated September 28, 2005, appearing in the Annual Report on Form 10-K of OSI Systems, Inc. for year ended June 30, 2005.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 27, 2006